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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly Held Company

CNPJ/MF: 07.689.002/0001-89

NIRE: 35.300.325.761

MATERIAL FACT

EMBRAER S.A. (“Company”), in accordance with article 157, §4 of Law 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”), as well as under Resolution No. 44 of August 23, 2021, as amended, and Resolution CVM No. 77 of March 29, 2022 (“CVM Resolution 77”), hereby informs its shareholders and the market in general that:

The share buyback program approved by the Board of Directors on November 6, 2025 (“Share Buyback Program”), has been completed as of this date, following the repurchase of all ordinary shares originally contemplated under the Share Buyback Program. The Share Buyback Program aimed at acquiring ordinary shares issued by the Company for holding in treasury, cancellation, or subsequent sale, as well as to meet commitments under share-based compensation plans. The Program was originally scheduled to last for 12 (twelve) months, ending on March 5, 2027, but has been terminated early on this date.

During the execution of the Share Buyback Program, 10.932.998 (ten million, nine hundred thirty-two thousand, nine hundred ninety-eight) ordinary shares issued by the Company were acquired, in compliance with all applicable legal and regulatory limits, using exclusively available resources, as provided for in CVM Resolution 77. The Company reiterates that the transactions carried out under the Share Buyback Program did not impact on its shareholder structure or administrative organization and that its financial position remained compatible with the execution of the acquisitions, without prejudice to the fulfillment of obligations assumed with creditors.

The Company further informs that, the Equity Swap agreements entered with Banco Itaú Unibanco S.A., in accordance with the Material Fact disclosed on November 6, 2025, were unwound on this date. The Equity Swap agreements were executed to mitigate fluctuations in the prices of shares issued by the Company, in view of future payments to be made by the Company within the scope of its long-term incentive plans, with a maximum exposure of up to 10,932,998 ordinary shares. The maximum term originally established for cash settlement was twelve (12) months from November 7, 2025, but have been settled early on this date.

São José dos Campos, March 6, 2026.

Antonio Carlos Garcia
Executive Vice President, Financial & Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2026

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations